Cytonics Corporation



ANNUAL REPORT

658 W. Indiantown Road

Jupter, FL 33458

(561) 406-2864

https://cytonics.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Cytonics Corporation ("Cytonics" or the "Company") is a biopharmaceutical company developing novel therapies for osteoarthritis and other inflammatory diseases. Founded in 2006 by a board-certified orthopedic surgeon and prolific researcher, the company is on a mission to disrupt the regenerative medicine field with its proprietary and innovative biologic therapies for osteoarthritis.

If approved by the FDA, we believe Cytonics' novel treatment for osteoarthritis, CYT-108, will be the first and only therapy that targets the root cause of osteoarthritis. We believe CYT-108 actually reverses the effects of the disease by repairing cartilage damage and restoring joint health.

Cytonics Australia Pty Ltd is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the company's eligibility to claim a 43.5% Research and Development Tax Incentive (RDTI) offered by the Australian government. The Constitution of Cytonics Australia Pty Ltd outlines the governance framework that directs company management, ensuring compliance with the provisions of the Corporations Act.

Business Model

We are an early-stage biotechnology research and development company with an FDA-approved therapy in the market. This medical device, called the Autologous Protease Inhibitor Concentrate system ("APIC" for short), purifies out a therapeutic blood protein called A2M. When injected into the joint, A2M inhibits the destructive enzymes that chew up the protective cartilage, thereby promoting cartilage regeneration and encouraging joint restoration. Since 2015, APIC therapy has treated over 8,000 patients and serves as clinical proof that A2M is an effective treatment for osteoarthritis. Now, we are leveraging the power of A2M to create a "super A2M" - a genetically modified version of the naturally occurring blood protein that has enhanced efficacy and global commercial potential. Called "CYT-108," this lead drug candidate has been shown to be up to 4x more effective than the natural A2M in preclinical studies and is on the verge of a first-in-human Phase 1 clinical trial. We dedicate all of our resources to the development of CYT-108 and run a very lean operation (-70% of all investor dollars and revenue is spent on research and development).

Once we have clinical data in hand, we believe will be in an advantageous position to align with a strategic partner and/or license the development rights to a larger pharmaceutical company.

Cytonics Corporation was initially organized as Gamma Spine, Inc., a Florida corporation on July 19, 2006, and changed its name to Cytonics Corporation on April 20, 2007.

Previous Offerings

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $1,738,265.00

Number of Securities Sold: 737,334

Use of proceeds: Phase 1 clinical trial for osteoarthritis

Date: April 15, 2023

Offering exemption relied upon: Regulation CF

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $2,843,709.00

Number of Securities Sold: 1,393,005

Use of proceeds: Phase 1 clinical trial for osteoarthritis.

Date: October 20, 2022

Offering exemption relied upon: Regulation CF

Name: Series C Preferred Shares

Type of security sold: Equity

Final amount sold: $650,000.00

Number of Securities Sold: 282,609

Use of proceeds: GMP drug manufacturing.

Date: October 26, 2022

Offering exemption relied upon: 506(c)

Name: Series C Preferred Shares

Type of security sold: Equity

Final amount sold: $4,729,700.00

Number of Securities Sold: 2,364,850

Use of proceeds: Preclinical studies

Date: June 29, 2021

Offering exemption relied upon: Regulation A+

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $3,638,881

Number of Securities Sold: 2,220,458

Use of proceeds: R&D, Company Employment, Working Capital

Date: May 28, 2024

Offering exemption relied upon: Regulation CF

Name: Series C Preferred Stock

Type of security sold: Equity

Final amount sold: $872,315

Number of Securities Sold: 531,302

Use of proceeds: R&D, Company Employment, Working Capital

Date: October 17, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2024, the Company sustained a net loss of $4,526,921 and had net cash used in operating activities of $3,042,437. As of December 31, 2024, the Company had an accumulated deficit of $29,245,962. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

R&D expense 2024: $2,659,416

R&D expense 2023: $1,497,236

R&D expenses increased due to the Phase 1 clinical study.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

Revenue 2024: $306,669

Revenue 2023: $417,500

Revenues did not change significantly from the prior year.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2024, the Company received proceeds of $3,377,794, net of direct offering costs, from the sale of Series-C Preferred Shares, $1,500,000 from the issuance of common shares and options, and $100,000 from the issuance of contingently convertible notes payable.

Historical results and cash flows:

The Company is currently in the research and development stage of its biopharmaceutical drug development activities and is revenue-generating for its medical device. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because biopharmaceutical development is very capital-intensive and the month-to-month variance in expenses is high and dependent on the stage of research and development. The cost of drug manufacturing and clinical trial research will increase as the company advances through Phase 1-2 clinical studies.

Historically, cash has been primarily generated through the sale of equity investments and from royalties generated by medical device sales. The Company's goal is to develop its lead drug candidate for osteoarthritis, CYT-108, through Phase 1 and 2 clinical trials before selling the company's intellectual property portfolio to a large pharmaceutical company or licensing the development and sales rights to a partner. The cost of a Phase 2 clinical trial is significantly more expensive than a Phase 1

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,432,955.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

2024 Note
On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, $28,876 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the year ended December 31, 2024 and 2023, the Company amortized $97,557 and $3,536 of debt discount to interest expense, and recognized $99,265 and $4,235 of interest expense, respectively, in the statements of operations. As of December 31, 2024 and 2023, the carrying value of the convertible notes was $0 and $176,319, net of unamortized debt discount of $0 and $68,681, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gaetano Scuderi

Gaetano Scuderi's current primary role is with Palm Beach Spine and Sport. Gaetano Scuderi currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chairman of the Board (Full Time)

Dates of Service: July, 2006 - Present

Responsibilities: Dr. Scuderi is involved in shareholder relations, recruiting talent, providing expert medical advice, and designing clinical studies. Dr. Scuderi does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Palm Beach Spine and Sport

Title: Orthopaedic Surgeon

Dates of Service: December, 2012 - Present

Responsibilities: Board-certified orthopaedic surgeon

Name: Joey Bose

Joey Bose's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & President

Dates of Service: May, 2018 - Present

Responsibilities: Mr. Bose is responsible for the day-to-day operations of the company, raising capital and managing all of the employees and service providers in pursuance of the Phase 1 clinical study for CYT-108. Mr. Bose currently receives salary compensation of $204K for this role with a $100K milestone bonus schedule and 434K Common Stock Options.

Name: Tracy Goeken

Tracy Goeken's current primary role is with Linical. Tracy Goeken currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (Part Time)

Dates of Service: November, 2020 - Present

Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Dr. Goeken's experience managing clinical trials gives Cytonics the expertise necessary to design and conduct Phase 1 and 2 studies. Tracy does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Aventusoft

Title: Medical Advisory Board Member

Dates of Service: December, 2019 - Present

Responsibilities: Provide medical advice and strategy to organization in an advisory capacity

Other business experience in the past three years:

Employer: BioFlorida

Title: Board of Directors

Dates of Service: March, 2022 - Present

Responsibilities: Provide strategic and operational oversight to BioFlorida

Other business experience in the past three years:

Employer: Keiser University

Title: Advisory Board Member, Biomedical Sciences

Dates of Service: November, 2020 - December, 2021

Responsibilities: Provide strategic and operational support to the Biomedical Sciences educational division.

Other business experience in the past three years:

Employer: Linical

Title: Chief Medical Officer

Dates of Service: January, 2018 - Present

Responsibilities: Builds and maintains an "organizational culture" of Quality within the organization. Provides strategic leadership and management to the organization that mirrors the adopted mission and core value of the company.

Name: Gordon Ramseier

Gordon Ramseier's current primary role is with BCI Life Science Advisors. Gordon Ramseier currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (Part Time)

Dates of Service: March, 2009 - Present

Responsibilities: The business of Cytonics is managed under the direction of the Board. The Board selects and provides advice and counsel to the Chief Executive Officer and generally oversees management. The Board reviews and discusses the strategic direction of the Company and monitors the Company's performance against goals the Board has established with management. Mr. Ramseier's experience as a biotech consultant provides Cytonics with the experience necessary to identify licensing opportunities for its drug assets.

Other business experience in the past three years:

Employer: BCI Life Science Advisors

Title: President

Dates of Service: January, 2019 - Present

Responsibilities: Provide consulting services on a part-time basis

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Gaetano Scuderi

Amount and nature of Beneficial ownership: 6,421,620

Percent of class: 22.3

RELATED PARTY TRANSACTIONS

Name of Entity: Tracy Goeken, MD; Gordon Ramseier;

Relationship to Company: Director

Nature / amount of interest in the transaction: All three independent Directors (Tracy Goeken, MD; Gordon Ramseier) were granted 50,000 common stock options each in January 2024.

Material Terms: These stock options were granted as compensation for their services. The options vested over 12 months, have a 5-year expiration, and are exercisable at $2.00 per share.

Name of Entity: Lewis Hanna, PhD

Relationship to Company: Officer

Nature / amount of interest in the transaction: Professional fees in the amount of $116,750 were paid to Lewis Hanna, PhD (Chief Scientific Officer).

Material Terms: These fees are related consulting services provided to the Company during the year 2023.

Name of Entity: Joey Bose

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Bose was granted 1,760,615 common stock options in January 2024.

Material Terms: These stock options were granted as compensation for his services. The options vested immediately, have a 10-year expiration, and are exercisable at $1.50 per share.

OUR SECURITIES

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2024, and 2023, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of December 31, 2024, and 2023, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2024 and 2023, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the year ended December 31, 2023, the Company initiated a Series C Preferred Stock Offering (the "2023 Offering") which resulted in gross proceeds of $1,695,868. The Company issued 737,334 shares of Series C Preferred Stock for $2.30 per share. The 2023 Offering generated $948,455 of proceeds, net of $120,302 for directly attributable brokerage costs and $627,111 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2023 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the "1st 2024 Offering") which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company's outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the "2nd 2024 Offering") which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

As of December 31, 2024 and 2023, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) and 5,439,376 (4,932,260 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding, respectively. The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 and $9,864,520 in aggregate as of December 31, 2024 and 2023, respectively). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the

Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The company's current IP Portfolio includes 24 issued US and international patents with 4 patents pending. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism.

If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. We may not have enough capital as needed and may be required to raise more capital We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Some of the Company's products are ready for commercial sales, but there is no certainty that these products will be successfully marketed The Company's ability to develop and commercialize products based on their proprietary technology will depend on their ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing their technology will be successfully marketed or licensed. The products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed. The Company will be dependent upon third party suppliers and manufacturers Because of the Company's limited resources, they will be dependent upon other companies to conduct research, supply key components and to manufacture our products. The Company's ability to develop and maintain relationships with these suppliers, as well as their ability to develop additional sources for key components and manufacturing capabilities, may be important for long-term success. The Company cannot assure you that they will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of their business plan. The Company may not be able to obtain the regulatory approvals necessary to market our products Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company may not be able to obtain the regulatory approvals necessary to market our products Further, if the Company fails to comply with the extensive governmental regulations that affect their business, they could be subject to penalties and could be precluded from marketing their products. The Company's research and development activities and the manufacturing, labeling, distribution and marketing of products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and

CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. The Company's products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. The inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon the business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which the Company's products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. The Company believes that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, the Company makes a legal judgment about the appropriate form and content of the application. If the regulator disagrees with their judgment in any particular case and, for example, requires them to file a pre-market approval application rather than allowing them to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that the products be manufactured according to rigorous standards. These regulatory requirements may significantly increase the production or purchasing costs above currently expected levels and may even prevent the Company from making their products in quantities sufficient to meet market demand. If the Company changes the approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop manufacturing capability may mean that even if they develop promising new products, they may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject the Company to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing the product or products based on the technology, and civil and criminal penalties. A majority of the Company is owned by a small number of owners Prior to the Offering the Company's current owners of 20% or more beneficially own up to 25.2% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval. There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series C Preferred Stock. The development and commercialization of the Company's products and services are highly competitive It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Biopharmaceutical market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services. Some of our products are in the developmental stage and may require more testing. Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business. Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed. Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed. We have a relatively limited operating history and thus are subject to the risks of business development. We are a development stage company and have sold limited products to date. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. We have sold a very limited quantity of products to date. The majority of our revenue to date has been from receipt of a $1,607,376 federal grant, a $5,000,000 licensing fee, and $75,000 in quarterly royalties collected since October 2015. We are subject to business risks that are typical of development stage companies, and "start-up" and "lead-time" factors are expected to affect the timing of our receipt of revenues. As a start-up entity, we are subject to many of the risks common to such enterprises, including inability to implement our business plan, under-capitalization, cash shortages, and limitations with respect to personnel, financing and other resources, as well as uncertainty of our ability to generate revenues. We cannot assure you that our activities will be successful or result in any revenues or profit for us, and the likelihood of our success must be considered in light of the stage of our development. Our success or failure will depend in large part upon decisions made by our management and the marketplace conditions, in addition to many factors beyond our control. Until we generate significant revenues, we will experience negative cash flows and financial losses. If we are unsuccessful, you may lose your entire investment. There can be no assurance that Cytonics' efforts will result in successful commercialization or further development of Cytonics' operations, that Cytonics' marketing efforts will be successful, or that Cytonics will ever achieve significant (or any) revenue. If Cytonics fails to achieve its goals outlined, Cytonics may run out of money to run its operation and as such, Cytonics would need to raise additional working capital. Failure to do so could result with investors losing part or all of their money invested. We have a history of operating losses and our auditors have indicated that there is a substantial doubt about our ability to continue as a going concern. To date, we have not been profitable and have incurred significant losses and cash flow deficits. For the fiscal years ended December 31, 2018 and 2019, we reported net losses of $564,490 and $976,922, respectively, and negative cash flow from operating activities of $415,482 and $661,440, respectively. As of December 31, 2019, we had an aggregate accumulated deficit of $16,367,468. We anticipate that we will continue to report losses and negative cash flow. As a result of these net losses and cash flow deficits and other factors, our independent auditors issued an audit opinion with respect to our financial statements for the two years ended December 31, 2019 that indicated that there is a substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities, including common stock issued in this offering, would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing, including funds to be raised in this offering. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business even if this offering is successful. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Ability to Continue as a Going Concern." We expect to experience losses in the future and may not become profitable. Pursuant to our business strategy, we expect to continue to make expenditures on research, clinical trials, and regulatory approvals, which will adversely affect operating results until revenues from sales of our products reach a level at which these costs are supported. Our recent operations have been financed and are expected to continue to be financed primarily through sales by us of our equity and through debt. We anticipate, based on our current proposed plans and assumptions relating to operations, that the net proceeds from the sale of the Shares offered hereby will be sufficient to satisfy our contemplated cash requirements for approximately 12 months from the date of this Offering. Since the formation of our Company, we have generated limited revenues, with the exception of the federal grant income, income from the sale of an exclusive license to our diagnostic products, and quarterly royalties. We may experience quarterly and annual losses, and expect to do so at least through the end of the 2020 calendar year. We may never become profitable. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. We will need to generate significant revenues to achieve and maintain profitability. We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. Our inability to procure additional financing, if required, may have a material adverse effect on us. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position. We require additional equity and/or debt financing to continue our operations. We estimate that the gross proceeds of this Offering to be at most $19,000,000. We assume that this will be sufficient to support our current 12-month operating plan. However, if we raise less than the Minimum Offering Amount, or if unforeseen developments occur, we may require additional financing in the future, and may not be able to secure any additional financing we may need on terms favorable to us, or at all. These conditions raise substantial doubt about our ability to continue as a going concern for at least one year from the date of this filing. Even if we are able to create additional revenues, we will need to raise additional capital. Although we believe that we have access to capital resources, there are no commitments in place for new financing as of the date of this document and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to fund operations and to continue to expand our operations. To that end, we may be required to raise additional funds through equity or debt financing. In order to continue operating, we may need to obtain additional financing, either through borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund liabilities, or (d) seek protection from creditors. Our inability to obtain any additional financing could have a material adverse effect upon us. In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell one or more lines of business or all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our investors or that result in our investors losing all of their investment in our Company. If we are able to raise additional capital, we do not know what the terms of any such capital raising would be. In addition, any future sale of our equity securities could be at prices substantially below prices at which our shares are currently valued. To the extent we require additional financing and cannot raise it, we may have to limit our then-current operations, curtail all or certain portions of our business objectives and plans or terminate our operations. We may seek to increase our cash reserves through the sale of additional equity or debt securities. The sale of convertible debt securities or additional equity securities could result in additional and potentially substantial dilution to our investors. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition. Some of our products are ready for commercial sales, but there is no certainty that these products will be successfully marketed. Our ability to develop and commercialize products based on our proprietary technology will depend on our ability to develop products internally and may depend upon key outside partnerships that may not materialize on a timely basis or at all. There is no certainty that products employing our technology will be successfully marketed or licensed. Our products and technologies may prove to be unworkable or economically unfeasible. Many medical and pharmaceutical products require long development and testing periods and large capital investments with no certainty that the product will be successfully marketed. Some of our products are in the developmental stage and may require more testing. Our technologies are based on extensive testing, but there are still important questions and additional testing and development that will need to occur prior to making our products available for broad sale to the medical community. The company may need to initiate expensive clinical studies to further support the use and market acceptance of our products. We have had limited technical input or evaluations with respect to our products from other physicians or medical professionals, and therefore have received limited validation of the potential efficacy of our products or their viability in the market from persons outside of our Company. Our limited resources in supporting our products could have a material adverse effect upon our business. We may have a limited number of products. We may not be able to afford to develop additional products. If the production or sales of any of our limited number of products do not meet our expectations, our dependence upon small numbers of products and our inability to quickly develop new products could have a material adverse effect upon our business, prospects, financial condition and results of operations. The failure of our products to gain market acceptance would have an adverse effect upon our ability to generate revenues and attain profitability. A significant challenge for us will be gaining market acceptance of our products. The participation and interest of practicing surgeons and other physicians will be critical. It may require significant time, effort and expense to attract sufficient numbers of physicians for our products to gain widespread acceptance. We cannot assure you that a sufficient number of physicians will invest the time required to gain familiarity with and be trained in the use of our products, or that, once trained, they will be committed to continued usage. Similarly, other medical procedures and products can also treat certain of the medical indications that we believe can be treated by our products. The medical community widely accepts many alternative treatments, and certain of these other treatments have a long history of prior use. We cannot be certain that our products will gain acceptance over established treatments or that either physicians or the medical community in general will accept and use our products. Market acceptance of our products depends on many factors, including our ability to convince prospective customers that our technology is an attractive alternative to other technologies, to manufacture products in sufficient quantities and at an acceptable cost, and to supply and service sufficient quantities of our products directly or through our strategic alliances. The industry is subject to rapid and continuous change arising from, among other things, consolidation and technological improvements. One or more of these factors may vary unpredictably, which could have a material adverse effect upon our business, prospects, financial condition and results of operations. We will be dependent upon third party suppliers and manufacturers. Because of our limited resources, we will be dependent upon other companies to conduct research, supply key components and to manufacture our products. Our ability to develop and maintain relationships with these suppliers, as well as our ability to develop additional sources for key components and manufacturing capabilities, may be important for our long-term success. We cannot assure you that we will be able to establish or maintain relationships with third party suppliers and manufacturers that may be necessary for the execution of our business plan. Our potential inability to contract with qualified distributors to represent us and promote our products could have a negative effect on our business and financial performance. We will rely heavily on distributors to sell our products and to market our products to physicians. Our potential inability to establish distributor relationships could have a material adverse effect upon our business, prospects, financial condition and results of operations. If we are unable to establish relationships with qualified distributors, we will be unable to effectively compete for sales of our products in the medical industry. Reimbursement levels allowed by private and government insurance entities will affect the market acceptance of our products and our potential revenue. If we are unable to convince patients to pay cash or the health insurance entities to reimburse us for our products, it will very likely have a negative effect on our ability to generate significant revenues. 17 Physicians and hospitals are each responsible for the costs associated with surgical procedures. In order for both parties to receive payment for performing these surgical services they each must seek reimbursement from the patient and the patient's health care provider. The level of compensation is determined by reimbursement codes that are used to define each step of a surgical operation. Each code is defined by a detailed procedural description and associated level of monetary value. These industry standard codes are accepted throughout the healthcare industry and ultimately contribute to the success or failure of a new product introduction. Physicians use codes, referred to as Current Procedural Terminology (CPT) codes, which are recognized by health care providers. Physicians define or code each step of an operative procedure by using a different code. These codes vary by procedure and often are subjective to the physician's specific definition of his procedure. These codes can be referenced from various sources such as the "Common Coding Scenarios for Comprehensive Spine Care," which is published annually by the American Medical Association. This code notation is submitted to the insurer and notifies the health care provider of what service or procedure was provided. A pre-established fee for that code number is then reimbursed to the operating physician. The code reimbursement value will vary based on the patient's insurance carrier as each carrier maintains different levels for reimbursement. Not only does the surgeon submit for reimbursement for his surgery, but the hospital also provides a service requiring a separate code submission for reimbursement. Diagnosis-Related Group ("DRG") codes are codes responsible for hospital reimbursement under the Medicare Prospective Payment System. New DRG codes are continuously being created to more clearly address different procedures necessary in the medical industry. Reimbursement for spine and orthopedic procedures will continue to change as the national healthcare system places pressure on the industry to lower costs. More specifically, manufacturers will continue to be under pressure to offer competitive pricing as health care providers look for alternatives to decrease costs. Our products are not currently covered by any specific Current Procedural Terminology ("CPT") code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future. The CPT code set is maintained by the American Medical Association through the CPT Editorial Panel. CPT codes are used to describe medical, surgical, and diagnostic services and are designed to communicate uniform information about medical services and procedures among physicians, coders, patients, accreditation organizations, and payers (including the Centers for Medicare and

Medicaid Services and insurers) for administrative, financial (including reimbursement), and analytical purposes. Our products are not currently covered by any specific CPT code, and we do not expect that there will be any CPT code approved for reimbursement of our products any time in the near future. Until such time that a CPT code is approved that covers one or more of our products, patients would be required to pay for our products out of pocket. The process of obtaining a new CPT code to cover a product can take years and is expensive and full of uncertainties. Our inability to obtain a CPT code for our products on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approval of a CPT code for our products may place substantial restrictions on the indications for which our products may be used or the persons with whom they may be used. To gain reimbursement for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. Our operations will be subject to extensive government regulation. Medical products, devices and therapies are subject to extensive government regulation and review. These regulations are constantly changing. While we believe that our proposed operations will be conducted in material compliance with applicable laws, we have not received or applied for a legal opinion from counsel or from any federal or state judicial or regulatory authority to this effect, and many aspects of our business operations have not been the subject of state or federal regulatory interpretation. Interpretation and enforcement of existing federal and state laws regulating health care, and future laws regulating health care, could have a material adverse effect upon our business, prospects, financial condition and results of operations. Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company. Physician Self-Referral Laws. The federal self-referral law (known as the "Stark Law") imposes restrictions on physicians' referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician's license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations. 18 Fraud and Abuse. The anti-kickback provisions of the Social Security Act prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or as an inducement for, referrals of patients for items or services reimbursable under Medicare, Medicaid or other federally funded health care benefit programs. Violation of these provisions, which are commonly known as the "Fraud and Abuse Law," can lead to the imposition of civil and criminal penalties upon all parties involved, including substantial civil monetary penalties and exclusion from Medicare, Medicaid and other federally funded health care benefit programs. The scope of prohibited conduct under the Fraud and Abuse Law is broad and it extends to economic arrangements involving hospitals, physicians and their business partners, including arrangements such as those contemplated by us. Applicable state regulations may also prohibit the payment of remuneration in return for referrals. Violation of these state regulations may result in the imposition of monetary penalties on physicians, and suspension or revocation of a physician's license. It is not certain that our operations will meet the requirements of a safe harbor under the Fraud and Abuse Law. We cannot assure you that our operations do not, or in the future will not, violate such law, and any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations. Licensure and Corporate Practice of Medicine. State laws and regulations combine to regulate the provision of health care services by prohibiting business entities, such as us, from practicing medicine or otherwise providing health care services without a license and from exercising control over the medical judgments or decisions of physicians and licensed entities. Violation of these requirements could result in civil and criminal sanctions against us. While we believe that our business as structured materially complies with these laws, we cannot assure you that the regulatory authorities or other parties will not assert that we are engaged in the corporate practice of medicine or the unlicensed provision of health care services, and if such an action were taken or such a determination were made, it could have a material adverse effect upon our business, prospects, financial condition and results of operations. Our founder and Chairman of our Board of Directors, Gaetano Scuderi, M.D., is a physician. He owns a significant percentage of our issued and outstanding shares. A number of our other investors are physicians. All of our investor physicians may have a conflict of interest in working in the best interests of patients while recommending our products to those patients, because they may receive a financial benefit from sales of our products as a result of their ownership interest in our Company. Physician Self-Referral Laws. The federal self-referral law (known as the "Stark Law") imposes restrictions on physicians' referrals for certain designated health services reimbursable by Medicare or Medicaid to entities with which any such physician (or an immediate family member) has a financial relationship, whether through an ownership, debt or compensation arrangement, and it prohibits an entity from billing Medicare or Medicaid, or any other federally funded health benefit program, for services rendered pursuant to a prohibited referral. Violations can result in denial and recoupment of payments for services, imposition of substantial civil or monetary penalties and exclusion from Medicare and Medicaid. In addition, several states have adopted self-referral laws, some of which are not limited to Medicare or Medicaid reimbursed services or to certain designated health services. Violation of any such laws may result in the imposition of penalties on the physicians pursuant to applicable regulations, including fines and suspension or revocation of the physician's license. Investors should make their own determination as to the risk of violation of the Stark Law. Any sanctions imposed upon us could have a material adverse effect upon our business, prospects, financial condition and results of operations. We may not be able to obtain the regulatory approvals necessary to market our products. Further, if we fail to comply with the extensive governmental regulations that affect our business, we could be subject to penalties and could be precluded from marketing our products. Our research and development activities and the manufacturing, labeling, distribution and marketing of our products will be subject to regulation by numerous governmental agencies, including but not limited to the FDA, the State of Florida, HHS, and CMS. The United States Food and Drug Administration ("FDA") imposes mandatory procedures and standards for the conduct of clinical trials and the production and marketing of products for diagnostic and human therapeutic use. Our products are subject to approvals or clearances prior to marketing for commercial use. The process of obtaining necessary approvals or clearances can take years and is expensive and full of uncertainties. Our inability to obtain required regulatory approvals on a timely or acceptable basis could have a material adverse effect upon our business, prospects, financial condition and results of operations. Further, approvals or clearances may place substantial restrictions on the indications for which our products may be marketed or the persons to whom they may be marketed. To gain approval for the use of a product for clinical indications other than those for which the product was initially approved or cleared or for significant changes to the product, further studies, including clinical trials and approvals, may be required. We believe that the most significant risk relates to the regulatory classification of certain of our products. In the filing of each application, we make a legal judgment about the appropriate form and content of the application. If the regulator disagrees with our judgment in any particular case and, for example, requires us to file a pre-market approval application rather than allowing us to market for approved uses while we seek broader approvals, or requires extensive additional clinical data, the time and expense required to obtain the required approval might be significantly increased or the approval might not be granted. Approved products will be subject to continuing regulatory requirements relating to quality control and quality assurance, maintenance of records, reporting of adverse events, documentation, and labeling and promotion of medical devices. The regulatory authorities require that our products be manufactured according to rigorous standards. These regulatory requirements may significantly increase our production or purchasing costs above currently expected levels and may even prevent us from making our products in quantities sufficient to meet market demand. If we change our approved manufacturing process, regulators may require a new approval before that process may be used. Failure to develop our manufacturing capability may mean that even if we develop promising new products, we may not be able to produce them profitably, as a result of delays and additional capital investment costs. Manufacturing facilities are also subject to inspections by or under the authority of the relevant regulator. In addition, failure to comply with applicable regulatory requirements could subject us to enforcement action, including product seizures, recalls, withdrawal of clearances or approvals, restrictions on or injunctions against marketing our product or products based on our technology, and civil and criminal penalties. The Affordable Care Act and other payment and policy changes may have a material adverse effect on us. The Patient Protection and Affordable Care Act enacted on March 23, 2010, as amended by the Health Care and Education Reconciliation Act of 2010 enacted on March 30, 2010, or, together, the Affordable Care Act, imposes a 2.3% excise tax on the sale of any taxable human medical device after December 31, 2012, subject to certain exclusions, by the manufacturer, producer or importer of such devices. The total cost to the industry was expected to be approximately $20 billion over ten years. This significant tax burden on our industry could have a material negative impact on the results of our operations and our cash flows. A significant portion of our sales will be considered medical device sales under this new legislation. Therefore, our products will be subject to this excise tax. Further, the Affordable Care Act encourages hospitals and physicians to work collaboratively through shared savings programs, such as accountable care organizations, as well as other bundled payment initiatives, which may ultimately result in the reduction of medical device acquisitions and the consolidation of medical device suppliers used by hospitals. While passage of the Affordable Care Act may ultimately expand the pool of potential end-users of our products, the above-discussed changes could adversely affect the prices we are able to charge for our products or the amounts of reimbursement available for our products and could limit the acceptance and availability of our products. Each of these could have a material adverse effect on our financial position and the results of our operations. Further, with the increase in demand for healthcare services, we expect both a strain on the capacity of the healthcare system and more proposals by legislators, regulators and third-party payers to keep healthcare costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations. Federal healthcare reform continues to be a political issue, and it is unclear how federal elections may ultimately impact the effects of the Affordable Care Act. Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government's role in the United States healthcare industry may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially. Changes in the health care industry may require us to reduce the selling prices for our products or result in a reduction in the size of the market for our products, which could have a negative effect on our financial performance. Trends toward managed care, health care cost containment and other changes in government and private sector initiatives are placing increased emphasis on the delivery of more cost-effective medical therapies that could adversely affect the sale or the prices of our products. For example: 1. Major third-party payers of hospital services, including Medicare and Medicaid and private health care insurers, have substantially revised their payment methodologies, which has resulted in stricter standards for reimbursement of hospital charges for certain medical procedures; 2.Third-party payer cutbacks could create downward price pressure; 3. Numerous legislative changes have been passed and others are being considered that would result in major reforms in the U.S. health care system that could have an adverse effect on our business; 4. There has been a consolidation among health care facilities and purchasers of medical products in the United States and these entities, which prefer to limit the number of suppliers from which they purchase medical products, may decide not to purchase or to stop purchasing our products or demand discounts on our prices; 5. There are proposed and existing laws and regulations in many markets regulating pricing and profitability of companies in the health care industry; and 6. There have been initiatives by third-party payers to challenge the prices charged for medical products, which initiatives could affect our ability to sell products on a competitive basis. Both the pressure to reduce prices for our products in response to these trends and the decrease in the size of the market as a result of these trends could adversely affect our future levels of revenues and profitability of sales. In addition, there are laws and regulations that regulate the means by which companies in the health care industry may compete by discounting the prices of their products. Although we intend to exercise care in structuring our customer discount arrangements to comply with those laws and regulations, we cannot assure you that: Government officials charged with responsibility for enforcing those laws will not assert that our customer discount arrangements are in violation of those laws or regulations, or Government regulators or courts will interpret those laws or regulations in a manner consistent with our interpretation. We may be subject to material liability or litigation expenses for claims associated with our products or related instruments. Because of the nature of our business, we may become a defendant in medical malpractice, products liability or similar lawsuits, and may become subject to the attendant risk of substantial damage awards. Direct claims, suits or complaints could be asserted against us. While we expect to address these risks through comprehensive general liability insurance, we cannot assure you that such insurance will be available to us, affordable for us, or that any claim asserted against us will be covered by insurance, or will not exceed the coverage limits of applicable insurance. Further, we cannot assure you that we will be able to obtain any such insurance in the future, or that the insurance, if available, will not be too costly to obtain or maintain. A claim against us that is not defended by an insurance carrier, or a successful claim against or settlement by us in excess of our insurance coverage, or our inability to obtain or maintain insurance, could have a material adverse effect upon our business, prospects, financial condition and results of operations. Our current and planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value. The business currently conducted by the Company is financially speculative. To date, very few companies have been successful in their efforts to commercialize such a business. Furthermore, the number of people who may use our services is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and our ability to capture a share of this market with the services and offerings we plan to develop. Due to the groundwork laid by the founders, our costs have been kept at a minimum. This allows us to become profitable quickly with a very minute amount of the potential market using our tools and resources. Negative publicity could adversely affect our business and operating results. Negative publicity about our industry or our Company, including the utility of our services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and quality and compliance failures and claims. We are susceptible to adverse economic conditions and our business may be adversely affected by changes in general economic conditions. While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse global economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our tools, resources and services and as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to Cytonics. Our financial performance will be significantly affected by changes in national and local economic conditions, including: Changes in the price or availability of materials that we utilize in the manufacture of our products and instruments; Changes in purchasing or reimbursement policies by hospitals, hospital chains, insurance carriers or Medicare/Medicaid; Changes by insurance companies in reimbursement or coverage for our products; and Entry of lower cost alternatives to our products. Our business is highly dependent upon the volume of patients seeking treatment for back and joint pain conditions. In turn, the demand for our products is highly sensitive to the following factors: The development of alternative procedures or pharmaceutical treatments; Seasonal demand in our principal markets; Changes in market demand for the product; and An increase in the cost of malpractice insurance for surgeons who perform spine and joint diagnosis and treatment, which increases the cost of procedures and reduces the number of procedures performed. Because these factors can be volatile, our revenue levels can also be volatile. We expect to offer our products for sale throughout the United States. Adverse economic conditions in the United States could have a material adverse effect upon our business, prospects, financial condition and results of operations. We may not effectively execute our strategy. Our business strategy requires that we successfully and simultaneously complete many tasks. To be successful, we will need to: Raise sufficient capital to fund our financial requirements; Develop products that gain market acceptance and can be sold at competitive prices; Negotiate effective business relationships and licensing agreements with others in the pharmaceutical and medical device industry; Attract and retain qualified, professional employees; and Evolve our business to gain advantages in an increasingly competitive environment. We cannot assure you that we will be able to successfully execute any or all of the elements of our strategy. Our failure to successfully execute any one of the elements of our strategy may have a material adverse effect on our business and results of operations. We may fail to implement our business plan. Investors may lose their entire investment if we fail to implement our business plan. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case investors may lose their entire investment. There may be unanticipated obstacles to execution of our business plan. Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Cytonics' presence in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur. Competition with third parties in our contemplated industry is intense, which could reduce our profitability and our ability to pay dividends or raise additional funds. We compete with many other entities seeking to undertake similar activities as we do. Furthermore, we expect that our most significant competitors will be fully integrated and more established companies. These companies are developing competing services and products and they have significantly greater capital resources and research and development, manufacturing, testing, regulatory compliance, and marketing capabilities. As a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. Competitive products and services may render any services, products or product candidates that we may acquire or develop uneconomic or obsolete. There is no assurance that we will be able to grow or maintain our market share or customer base. In addition, we expect that the markets in which we will compete will continue to attract new competitors and new technologies. Increased competition in our markets could lead to price reductions, reduced profits, or loss of market share. The current global economic conditions could also result in increased price competition for our products and services and or provide an opportunity for our products and services to underprice the competition. To compete successfully, we need to maintain a successful research and development effort and continue to adapt our model and services based on the industry demand. If we fail to enhance our current products and develop new products in response to changes in technology and industry standards, or fail to bring product enhancements or new product developments to market quickly enough, or accurately predict future changes in our customers' needs and our competitors develop new technologies or products, our products could become less competitive or obsolete. We operate in a rapidly changing marketplace. The markets in which we compete are rapidly changing and highly competitive, and we may not be able to compete effectively. Our industry is highly competitive. The healthcare industry is highly competitive. We will be competing for market share against established drug and device companies and other medical technology companies that possess greater resources and experience than we do. We may also face competition from other early-stage companies that have alternative technological solutions, as well as universities, research institutions and other non-profit entities. Many of our competitors will have access to greater financial, technical, research and development, marketing, manufacturing, sales, distribution and other resources than we do. Our more established competitors also will have substantially greater experience in conducting clinical trials and obtaining regulatory approvals. Further, our competitors may be more effective at developing commercially viable products based upon their technologies. 22 We may need to develop new applications for our products to become or remain competitive. Technological advances by one or more of our future competitors could render our present or future products obsolete or uneconomical. Further, the removal of regulatory barriers in the future may also result in new competitors entering our business. Our future success will depend upon our ability to compete effectively against current technology as well as to respond effectively to technological advances and regulatory changes. Competitive pressures could have a material adverse effect upon our business, prospects, financial condition and results of operations. The volatile credit and capital markets could have a material adverse effect on our financial condition. Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. A prolonged economic downturn could materially affect us in the future. The recent recession and prolonged economic downturn reduced consumer confidence to historic lows, impacting the public's ability and desire to spend discretionary dollars as a result of job losses, home foreclosures, significantly reduced home values, investment losses, bankruptcies and reduced access to credit, resulting in lower levels of customer traffic. If the economy experiences another significant decline, our business and results of operations could be materially adversely affected. Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business. We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities, if we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. We are exposed to the risk of natural disasters, unusual weather conditions, pandemic outbreaks, political events, war and terrorism that could disrupt business and result in lower sales, increased operating costs and capital expenditures. Our headquarters and company-operated locations, as well as certain of our vendors and customers, are located in areas which have been and could be subject to natural disasters such as floods, hurricanes, tornadoes, fires or earthquakes. Adverse weather conditions or other extreme changes in the weather, including resulting electrical and technological failures, may disrupt our business and may adversely affect our ability to continue our operations. These events also could have indirect consequences such as increases in the costs of insurance if they result in significant loss of property or other insurable damage. Any of these factors, or any combination thereof, could adversely affect our operations. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, including among others, our sales and marketing and clinical trial operations and could have an adverse impact on our business and our financial results. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. 23 Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations. Our risk management efforts may not be effective which could result in unforeseen losses. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We plan to mitigate this risk by executing our business plan and creating cash flow in order to stem the need for debt acquisition to survive. Our business is located in Florida and may be subject to interruptions caused by hurricanes and other natural disasters. Our physical facilities and employees are all located in southeastern Florida and thus our business operations are more susceptible than businesses located in other parts of the country to interruptions caused by hurricanes and flooding. These natural disasters pose a risk of damage to our facilities and interruptions to our business, which could be prolonged, as a result of extended power outages, the unavailability of our employees during periods when they must attend to personal circumstances, and the inability of third parties to provide necessary services to us due to similar factors. Damage to our facilities and extended interruption of our business could result in lost revenues and other material adverse consequences for our business, which may not be adequately covered by insurance or for which insurance may not be available. Compliance with Regulation A and reporting to the SEC could be costly, and our management will be required to devote substantial time to the compliance requirements of Regulation A. Compliance with Regulation A could be costly and requires legal and accounting expertise. After qualifying this Form 1-A, we will be obligated to file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U. Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations. Investors may have to wait for a period of time from the date of their investment before obtaining the shares of Series C Preferred Stock purchased in this Offering. If and when we consummate an Initial Closing, the offering will continue until a date which is the earliest of: (1) the date at which the Maximum Offering Amount has been sold, (2) the date which is one year from the date this Offering being qualified by the SEC or (3) the date at which the Offering is earlier terminated by the Company in its sole discretion. Additionally, in its discretion, the Company may elect to not hold another closing following the Initial Closing. Accordingly, any investors that invest in this offering after the Initial Closing may not receive shares of Series C Preferred Stock until such additional closing occurs, or not at all if there are no closings after the Initial Closing (in which case outstanding investment amounts will be returned, without deduction and generally without interest). During this period you will not have access to your investment, nor will you have shares of Series C Preferred Stock. If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" and will be subject to less rigorous public reporting requirements and cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Series C Preferred Stock less attractive to investors. If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to: not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; taking advantage of extensions of time to comply with certain new or revised financial accounting standards; being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million, if we issue $1 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1 billion. We would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement or a fiscal year in which we have $1 billion in gross revenues (note that the offering of Series C Preferred Stock pursuant to this Offering Circular will not result in the sale of securities under an effective registration statement). Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our Series C Preferred Stock less attractive because we may rely on these exemptions. If some investors find our Series C Preferred Stock less attractive as a result, there may be a less active trading market for our Series C Preferred Stock and our stock price may be more volatile. We depend on our executive officers, the loss of whom could materially harm our business. We rely upon the accumulated knowledge, skills and experience of our executive officers and significant employees. If they were to leave us or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance policies for any of our employees. If we are unable to recruit additional executives and personnel, we may not be able to execute our forecasted business strategy and our growth may be hindered; limited time availability. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. We may not be able to retain key personnel or replace them if they leave. Our future success depends partially on our ability to attract and retain highly qualified personnel. Competition for personnel is intense and we cannot assure you that we will be able to retain key employees or that we will be able to attract and retain additional qualified personnel in the future. Our inability to attract and retain necessary personnel could have a material adverse effect upon our business, prospects, financial condition and results of operations. Members of our Board and our executive officers will have other business interests and obligations to other entities, and certain officers and directors may have conflicts of interest. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Of course, the Cytonics opportunity is very good and we anticipate that those involved during our initial phases will provide these position holders the ability to turn to Cytonics full time. Individuals serving on our Board of Directors or as our officers actively participate in other business ventures and investment opportunities, including those that may compete with us. A conflict of interest is likely to arise if a director or officer becomes affiliated with a business entity that is a competitor, customer, provider or supplier of, or otherwise does business with, our Company. Individuals with such conflicts are required to disclose any such conflicts to us pursuant to their fiduciary duty of loyalty to our Company as required by our corporate governance policies and Florida state law. However, we cannot be certain that our directors and officers will always make disclosures, and therefore we may not be able to determine if a conflict of interest exists. Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or very similar technology and could reduce our ability to compete successfully. Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technologies, which includes our ability to obtain, protect and enforce patents on our technology and to protect our trade secrets. While our technology is subject to patent applications that cover significant aspects of our product line, our patent applications may not provide us with any significant competitive advantage. Others may challenge our patent applications and, as a result, our proprietary rights could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours that our patent applications do not cover. Our current and future patent applications may not result in the issuance of patents. Further, there is a substantial backlog of patent applications in many patent offices and the approval or rejection of patent applications may take several years. We are dependent upon a limited number of PhD's and MD's for the continued development of our proprietary technology, and if one or more of them were to become unavailable to us, our ability to continue the development of our technology could be adversely affected. Dr. Gaetano Scuderi, Dr. Lewis Hanna, Dr. Robert Bowser, Dr. Shawn Browning, and Dr. John David Laughlin are the named inventors of all or part of our patented technology, and we depend to a substantial degree upon some of them for continued development of our technology and applications of our technology to the spine and joint markets. We have the right of ownership in any future technologies or products that they may develop while working for the Company or as consultants. They have assigned their rights in our proprietary technology to the Company, and as employees and/or shareholders in our Company, continue to have an economic incentive to work with us on the development and commercialization of our technology. Nevertheless, we do not have any agreements with them that obligate them to continue providing services or other assistance to us, including in the continued development and commercialization of our products and our technology. If they were to cease providing assistance to us in these areas, our business could be adversely affected. We have disclosed detailed information regarding our intellectual property to certain of our competitors. We have disclosed some of our Product designs and other proprietary information to certain potential partners who may also compete with us in the future. Although these parties have executed non-disclosure agreements with respect to the proprietary information, there can be no assurances that they will maintain the confidentiality of our intellectual property rights or refrain from infringing on our intellectual property rights. Our proprietary technology includes unpatented trade secrets, which we may not be able to protect. Our proprietary technology includes unpatented trade secrets, the competitive advantage of which is substantially dependent upon our ability to maintain their continued secrecy. Trade secrets are difficult to protect. We cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that those trade secrets will not be disclosed, or that we can effectively protect our unpatented trade secrets. In an effort to protect our trade secrets, we have a policy of requiring our employees, consultants and advisors to execute proprietary information agreements upon commencement of employment or consulting relationships with us. We expect that these agreements will provide that all confidential information developed or made known to the individual during the course of his or her relationship with us must be kept confidential, except in specified circumstances. We cannot assure you, however, that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of the unauthorized use or disclosure of confidential information. Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others. We may be sued for infringing upon the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe upon the proprietary rights of others or that the other party's rights are invalid or unenforceable. If we do not prevail in any litigation, in addition to any damages we might have to pay, we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect upon our business, prospects, financial condition and results of operations. We may be involved in lawsuits to protect or enforce our intellectual property rights, which may be expensive. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties, such as patent infringement suits or interference proceedings. Intellectual property litigation is expensive, and, even if we prevail, the expense of that litigation could adversely affect our financial position. In addition, litigation is time consuming and could divert our management's time and attention from our business operations. There has been no active public market for our Series C Preferred Stock prior to this Offering and we do not intend to apply for a quotation of our Series C Preferred Stock (or our common stock) on OTC Markets or on any stock exchange and an active trading market may never following this Offering, which may adversely impact the market for shares of our Series C Preferred Stock and make it difficult to sell your shares. Prior to this Offering, there was no, and there currently is not, an active market for our Series C Preferred Stock (or our common stock). We do not intend to apply for quotation of our Series C Preferred Stock or for our common stock on OTC Markets or on any stock exchange and a trading market for our Series C Preferred Stock (or our common stock) may never develop. You may not be able to sell your shares of Series C Preferred Stock at or above the initial offering price, or at all. The Company's stock price may be volatile. The price of the Company's Series C Preferred Stock is likely to be highly volatile and could fluctuate widely in price in response to various potential factors, many of which will be beyond the Company's control, including the following: goods or services by the Company or its competitors; additions or departures of key personnel; the Company's ability to execute its business plan; operating results that fall below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in the Company's financial results. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company's Series C Preferred Stock. Sales of our Preferred Stock and Common Stock under Rule 144 could reduce the price of our stock. There are currently 1,643,555 shares of the various series of our Preferred Stock and 2,638,180 shares of Common Stock, respectively, held by non-affiliates and 1,687,500 shares of Preferred Stock and 6,908,940 shares of Common stock, held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities that can only be resold if the conditions of Rule 144 are met. In general, persons holding restricted securities, including affiliates, must hold their shares for a period of at least six months, may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. However, Rule 144 will only be available for resale in the 90 days after the Company files its semi-annual reports on Form 1-SA and annual reports on Form 1-K, unless the Company voluntarily files interim quarterly reports on Form 1-U, which the Company has not yet decided to do. The availability for sale of substantial amounts of Preferred Stock and Common Stock under Rule 144 could reduce prevailing market prices for our securities. This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for Offered Shares may not be supported by the value of our assets at the time of your purchase. This is a fixed price offering, which means that the offering price for our Offered Shares is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors, in consultation with our Placement Agent, has determined the offering price in its sole discretion. The fixed offering price for our Offered Shares has not been based on appraisals of any assets we own or may own, or of our Company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our Offered Shares may not be supported by the current value of our Company or our assets at any particular time. The entire amount of your purchase price for your Offered Shares will not be available for investment in the Company. A portion of the offering proceeds will be used to pay selling commissions of 8.75% of the offering proceeds to our Placement Agent, which it may re-allow and pay to participating broker-dealers, who sell Offered Shares. See "PLAN OF DISTRIBUTION." Thus, a portion of the gross amount of the offering proceeds will not be available for investment in the Company. See "USE OF PROCEEDS." If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet. Our Offered Shares have not been registered under the Securities Act of 1933, or the Securities Act, and are being offered in reliance upon the exemption provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation A, or if we fail to register the Offered Shares or find an exemption under the securities laws of each state in which we offer the Offered Shares, each investor may have the right to rescind his, her or its purchase of the Offered Shares and to receive back from the Company his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors. The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate. Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business. We may not have the ability to pay our convertible promissory notes when due. Our Company has issued convertible promissory notes totaling $1,390,511 which must be repaid by our Company within 3 years after their date of issuance (by May 17 and June 30, 2021). Our Company does not have sufficient capital to repay the notes as of the date of this report, and may not have sufficient capital to repay the notes when due. Our Company's inability to repay the notes when due would permit the noteholders to exercise their default remedies against our Company which could have a material adverse effect on our Company. Future issuances of debt securities, which would rank senior to our Series C Preferred Stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our Series C Preferred Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Series C Preferred Stock. In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Series C Preferred Stock. Moreover, if we issue additional Preferred Stock, the holders of such preferred stock could be entitled to preferences over holders of Series C Preferred Stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Series C Preferred Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our Series C Preferred Stock. Purchasers in this Offering will experience immediate and substantial dilution in the book value of their investment. The initial public offering price per share of Series C Preferred Stock will be substantially higher than the pro forma net tangible book value per share of our Common Stock. As a result, investors purchasing our Series C Preferred Stock in this Offering will experience immediate dilution of $1.32 per share if we sell the Maximum Offering Amount or $1.94 per share if we well the Minimum Offering Amount. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price for their common stock and various preferred shares, when they purchased same. In addition, if we issue additional equity securities, you will experience additional dilution. Fiduciaries investing the assets of a trust or pension or profit sharing plan must carefully assess an investment in our Company to ensure compliance with ERISA. In considering an investment in the Company of a portion of the assets of a trust or a pension or profit-sharing plan qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of ERISA; (ii) whether the investment is prudent, since the Offered Shares are not freely transferable and there may not be a market created in which the Offered Shares may be sold or otherwise disposed; and (iii) whether interests in the Company or the underlying assets owned by the Company constitute "Plan Assets" under ERISA. See "ERISA CONSIDERATIONS." We may issue additional shares of preferred or common stock, which would dilute the value of your investment. Our amended and restated articles of incorporation authorize us to issue up to 50,000,000 shares of common stock and 20,000,000 shares of preferred stock, of which the Board of Directors have designated 150,000 shares of Initial Preferred Stock (of which 150,000 shares are issued and outstanding and convertible into 360,000 shares of Common Stock), 1,500,000 shares of Series A Preferred Stock (of which 576,190 shares are issued and outstanding and convertible into 1,152,380 shares of Common Stock), 6,000,000 shares of Series B Preferred Stock (of which 2,574,865 are issued and outstanding and convertible into 5,149,730 shares of Common Stock), and 10,000,000 shares of Series C Preferred Stock (of which no shares are issued and outstanding). There are also $904,000 in convertible notes outstanding, of which $804,000 of such notes are convertible into 502,500 shares of common stock, at a rate of $1.60 per share, and $100,000 of such notes and interest thereon are convertible into 64,810 shares of Series C Preferred Stock at a rate of $1.80 per shares and the conversion of such Series C Preferred Stock into 64,810 shares of Common Stock at a rate of one share of Common Stock for one share of Series C Preferred Stock, and $535,229 in Crowd Notes outstanding and interest thereon which are convertible into 567,220 shares of Series C-1 Preferred Stock at a rate of $0.94 per share which are convertible into 567,220 of Common Stock at a rate of one share of Common Stock for one share of Series C-1 Preferred Stock (assuming we sell and issue all of the Offered Shares). Assuming we sell and issue all of the Offered Shares and all of our convertible notes, including the Crowd Notes, are converted into equity, the Company will have issued and outstanding equity (post stock-split) of approximately 32,436,199 shares of common stock, 16,162,110 shares of common stock reserved for issuance upon exercise of issued and outstanding preferred stock, and 5,823,870 shares of common stock reserved for issuance under our stock option plan, which have been awarded to employees, directors, and consultants at an exercise price of $0.10 to $2.00 per share with vesting over three to four years. Following the closing of the Offering, Cytonics' directors, officers, and employees (former and current) will hold approximately 24.5% of the issued shares of the Company, and all other stockholders collectively will hold approximately 75.5% of the shares of the Company, on a fully diluted basis. At any time, in the sole discretion of our Board of Directors, we may issue additional shares of our authorized but unissued stock for such consideration as our Board of Directors shall determine to be adequate. Shares may be offered to other investors at a price per share lower than the price per share in this Offering, or upon terms that may be deemed more favorable to investors than those offered hereunder. Our issuance of additional shares will dilute your equity ownership in our Company and may dilute our book value per share. We may invest or spend the proceeds of this Offering in ways with which you may not agree or in ways which may not yield a return. The principal purposes of this offering are to raise additional capital to use in accordance with our planned use of proceeds. We currently intend to use the proceeds we receive from this Offering, after deducting Placement Agent commissions, fees and expenses associated with qualification of Offering under Regulation A, including legal, auditing, accounting, escrow agent, transfer agent, financial printer and other professional fees, primarily to fund GMP drug development, pre-clinical studies, Phase I clinical trials, and provide working capital for day-to-day operations. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed. Certain provisions of our Articles of Incorporation may make it more difficult for a third party to effect a change-of-control. Our amended and restated articles of incorporation authorizes the Board of Directors to issue up to 20,000,000 shares of preferred stock, of which 2,350,000 shares remain undesignated. Such undesignated shares of preferred stock may be issued in one or more subseries, the terms of which may be determined at the time of issuance by the Board of Directors without further action by the stockholders. These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of the Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our stockholders from recognizing a gain in the event that a favorable offer is extended. Limitations on director and officer liability and indemnification of our Company's officers and directors by us may discourage stockholders from bringing suit against an officer or director. Our Company's amended and restated articles of incorporation and amended and restated bylaws provide, with certain exceptions as permitted by governing state law, that a director or officer shall not be personally liable to us or our stockholders for breach of fiduciary duty as a director, except for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or unlawful payments of dividends. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. We are responsible for the indemnification of our officers and directors. Should our officers and/or directors require us to contribute to their defense, we may be required to spend significant amounts of our capital. Our articles of incorporation and bylaws also provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. This indemnification policy could result in substantial expenditures, which we may be unable to recoup. If these expenditures are significant, or involve issues which result in significant liability for our key personnel, we may be unable to continue operating as a going concern. Cytonics is obligated to pay certain fees and expenses. Cytonics will pay various fees and expenses related to its ongoing operations regardless of whether or not Cytonics' activities are profitable. These fees and expenses will require dependence on third-party relationships. Cytonics is generally dependent on relationships with its strategic partners and vendors, and Cytonics may enter into similar agreements with future potential strategic partners and alliances. Cytonics must be successful in securing and maintaining its third-party relationships to be successful. There can be no assurance that such third parties may regard their relationship with Cytonics as important to their own business and operations, that they will not reassess their commitment to the business at any time in the future, or that they will not develop their own competitive services or products, either during their relationship with Cytonics or after their relations with Cytonics expire. Accordingly, there can be no assurance that Cytonics' existing relationships or future relationships will result in sustained business partnerships, successful service offerings, or significant revenues for Cytonics. We have not retained independent professionals for investors. We have not retained any independent professionals to comment on or otherwise protect the interests of potential investors. Although we have retained our own counsel, neither such counsel nor any other independent professionals have made any examination of any factual matters herein, and potential investors should not rely on our counsel regarding any matters herein described. Suitability Requirements. The Shares are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective Investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that Investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe this Offering Circular as constituting legal or tax advice. Before making any decision to invest in us, investors should read the Offering Statement of which this Offering Circular forms a part, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. An Investor should be aware that we will assert that the Investor consented to the risks and the conflicts of interest described or inherent in this document if the Investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives. An orthopedic implant company invested $4 million in the Company at a price of $2.50 per share and acquired the exclusive marketing and distribution rights to our diagnostic products. Although the implant company invested an additional $350,000 in the company in 2013, the marketing and distribution agreement has been terminated upon mutual agreement. In February 2011, a leading orthopedic implant company purchased 400,000 shares of Series B Preferred Stock at $2.50 per share, along with the option to purchase additional equity of the Company. In June 2011, the orthopedic implant company exercised the option to purchase additional equity and purchased an additional 1,200,000 shares of Series B Preferred Stock at $2.50 per share. In April 2013, the orthopedic implant company purchased an additional 87,500 shares of Series B Preferred Stock at $4.00 per share. In June 2011, the Company and the orthopedic implant company also entered into an Exclusive Global Marketing and Distribution Agreement. In this agreement, the orthopedic implant company received an exclusive worldwide license to sell and market certain of the Company's diagnostic products. As part of this agreement, the orthopedic implant company also received the option to negotiate for the purchase of an exclusive worldwide license to sell and market the Company's autologous and non-autologous therapeutic products. The orthopedic implant company's option to negotiate for the Company's autologous therapeutic products expired in 2012. In April of 2013, the marketing and distribution agreement was terminated upon mutual agreement. All options expired upon termination of the agreement. We do not intend to pay dividends for the foreseeable future. We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Cytonics Corporation

By /s/ *Joey Bose*

    Name: Cytonics Corporation

    Title: President & CEO

FINANCIAL STATEMENTS

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2024	2023
Assets		
Current assets:		
Cash	$ 2,432,955	$ 602,933
Accounts receivable (net of allowance for credit losses of $0)	50,000	120,000
Prepaid expenses and other current assets	61,222	26,532
Total current assets	2,544,177	749,465
Accounts receivable, non-current, net	-	76,191
Deferred offering costs	29,002	-
Deposit	204,754	204,531
Total assets	$ 2,777,933	$ 1,030,187
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 198,825	$ 295,503
Accounts payable and accrued expenses - related parties	62,312	-
Total current liabilities	261,137	295,503
Notes payable, net of debt discount of $0 and $68,681, respectively	-	176,319
Total liabilities	261,137	471,822
Commitments and contingencies - See Note 6		
Stockholders' equity:		
Preferred Stock, $0.001 par value; 20,000,000 shares authorized		
Convertible Initial Preferred Stock, $0.001 par value;		
150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated;		
576,190 and 563,690 shares issued and outstanding, respectively	576	564
Convertible Series B Preferred Stock, $0.001 par value;		
6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated;		
8,399,558 and 5,439,376 shares issued and outstanding, respectively	8,400	5,440
Common stock, par value $0.001 per share; 50,000,000 shares authorized;		
11,589,652 and 10,241,391 shares issued and outstanding, respectively	11,589	10,241
Additional paid-in capital	31,726,570	25,219,205
Accumulated other comprehensive income (loss)	(7,102)	19,231
Accumulated deficit	(29,225,962)	(24,699,041)
Total stockholders' equity	2,516,796	558,365
Total liabilities and stockholders' equity	$ 2,777,933	$ 1,030,187

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,	
	2024	**2023**
Revenues:		
License and royalty revenues	$ 306,669	$ 417,500
Total revenues	306,669	417,500
Operating expenses:		
Research and development expense	2,659,416	1,497,236
Less: Research and development credit	(293,488)	-
Net research and development expense	2,365,928	1,497,236
Payroll expense	402,916	213,603
Selling, general and administrative expenses	191,040	79,783
Professional fees	1,709,038	579,738
Total operating expenses	4,668,922	2,370,360
Loss from operations	(4,362,253)	(1,952,860)
Other income (expense):		
Interest income	32,154	17,630
Interest (expense)	(196,822)	(11,630)
Total other (expense), net	(164,668)	6,000
Net loss before income taxes	(4,526,921)	(1,946,860)
Tax benefit	-	-
Net loss	$ (4,526,921)	$ (1,946,860)
Other comprehensive income:		
Foreign currency translation adjustment	(26,333)	19,231
Comprehensive loss	$ (4,553,254)	$ (1,927,629)
Net loss per share:		
Basic and diluted	$ (0.41)	$ (0.19)
Weighted average number of common shares outstanding:		
Basic and diluted	11,050,362	10,246,794

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Series-C and C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance - December 31, 2022	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	4,702,042	$ 4,703	10,257,042	$ 10,257	$ 23,867,651	$ -	$ (22,752,181)	$ 1,133,731
Common shares issued for services rendered	-	-	-	-	-	-	-	-	9,349	9	10,155	-	-	10,164
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	737,334	737	-	-	947,718	-	-	948,455
Shares given back to Company	-	-	(12,500)	(12)	-	-	-	-	(25,000)	(25)	37	-	-	-
Stock options issued with debt	-	-	-	-	-	-	-	-	-	-	72,217	-	-	72,217
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	321,427	-	-	321,427
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	19,231	-	19,231
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,946,860)	(1,946,860)
Balance - December 31, 2023	150,000	150	563,690	564	2,574,865	2,575	5,439,376	5,440	10,241,391	10,241	25,219,205	19,231	(24,699,041)	558,365
Reissuance of shares previously canceled in 2023	-	-	12,500	12	-	-	-	-	25,000	25	(37)	-	-	-
Common shares issued for services rendered	-	-	-	-	-	-	-	-	18,913	19	19,445	-	-	19,464
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	2,751,760	2,752	-	-	3,375,042	-	-	3,377,794
Debt discount for common stock options issued with convertible notes	-	-	-	-	-	-	-	-	-	-	28,876	-	-	28,876
Common shares and options issued for cash	-	-	-	-	-	-	-	-	1,304,348	1,304	1,498,696	-	-	1,500,000
Issuance of preferred shares upon conversion of convertible notes and accrued interest	-	-	-	-	-	-	208,422	208	-	-	383,292	-	-	383,500
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	1,202,051	-	-	1,202,051
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	-	-	(26,333)	-	(26,333)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(4,526,921)	(4,526,921)
Balance - December 31, 2024	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	8,399,558	$ 8,400	11,589,652	$ 11,589	$ 31,726,570	$ (7,102)	$ (29,225,962)	$ 2,516,796

The accompanying notes are an integral part of the consolidated financial statements.

F-4

CYTONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2024	**2023**
Cash Flows From Operating Activities:		
Net loss	$ (4,526,921)	$ (1,946,860)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for credit losses	78,049	-
Amortization of debt discount	97,557	7,107
Stock-based compensation	1,221,515	331,591
Changes in operating assets and liabilities:		
Accounts receivable	68,142	52,562
Prepaid expenses and other current assets	(34,690)	(3,699)
Deposit	(223)	(204,531)
Accounts payable and accrued expenses	54,134	47,687
Net cash used in operating activities	(3,042,437)	(1,716,143)
Cash Flows From Investing Activities:		
Purchases of intangible assets	-	-
Net cash used in investing activities	-	-
Cash Flows From Financing Activities:		
Repayments of notes payable	-	(60,000)
Proceeds from issuance of convertible notes	100,000	245,000
Repayments of convertible notes	(50,000)	-
Proceeds from issuance of common shares and options	1,500,000	-
Proceeds from issuance of preferred shares, net of offering costs	3,377,794	948,455
Deferred offering costs	(29,002)	-
Proceeds from exercise of stock options	-	-
Net cash provided by financing activities	4,898,792	1,133,455
Effect of exchange rate changes on cash	(26,333)	19,231
Net increase (decrease) in cash	1,830,022	(563,457)
Cash at beginning of year	602,933	1,166,390
Cash at end of year	$ 2,432,955	$ 602,933
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 15,000	$ 288
Cash paid for taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Investing and Financing Activities:		
Issuance of preferred shares upon conversion of convertible notes and accrued interest	$ 383,500	$ -
Issuance of stock options with debt	$ 28,876	$ 72,217

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1   NATURE OF BUSINESS

Overview

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2   GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

During the year ended December 31, 2024, the Company sustained a net loss of $4,526,921 and had net cash used in operating activities of $3,042,437. As of December 31, 2024, the Company had an accumulated deficit of $29,245,962. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2024, the Company received proceeds of $3,377,794, net of direct offering costs, from the sale of Series-C Preferred Shares, $1,500,000 from the issuance of common shares and options, and $100,000 from the issuance of contingently convertible notes payable.

Management's plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company's ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management's plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, the Company recorded a net foreign currency transaction gain(loss) of $(9) and $119, respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company's most significant estimates include the allowance for credit losses, fair value of stock-based compensation, and the fair value of stock options issued with convertible notes and notes payable.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Subtopic 825-10, "Financial Instruments" ("ASC 825-10") requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2024 and 2023.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 "Financial Instruments – Credit Losses" on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer's ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2024 and 2023 no allowance for credit losses relating to the Company's accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current. Non-current account receivables are receivables outstanding and expected to be received after the period of one year and are reflected at their present value using a discount rate of 5%.

Australian Goods and Services Tax ("GST")

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2024 and 2023, the Company was owed $53,127 and $17,514, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company's intangible assets include seven U.S. patents (US 10,265,388, US 11,040,092, US 10,940,189, US 9,352,021, US 9,498,514, US 10,400,028, US 10,889,631), three U.K. patents (GB2501611, GB2503131, and GB2522561), two European patents (EP 2827882 and EP 3221341; each of which is validated in FR, DE, and GB), one Canadian patent (CA 2865170), two Australian patents (AU 2013222414, AU 2015349782), and one Japanese patent (JP 6861152). The Company also has five additional related pending patent applications. The cost of issued patents is capitalized and amortized over the life of the patents, which is 20 years from the earliest filing date of the non-provisional or PCT application to which priority is claimed. The costs of patent in development are expensed as they are incurred. The unamortized costs associated with previously capitalized patents that have expired or been abandoned are written off.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. The Company had no impairment of intangible assets for the year ended December 31, 2024 and 2023.

Revenue Recognition

The Company follows Accounting Standards Codification 606 ("ASC 606"). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company's licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property (IP). The Company's performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers' creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers' ability to generate sales. The Company's contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

   a. The subsequent sale or usage occurs.
   b. The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company's contracts do not include multiple performance obligations or variable consideration. Since the Company's revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025, which was recorded as a provision for credit losses and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

As of December 31, 2024, the remaining nonrefundable fee due from the customer was $0. As of December 31, 2023, the remaining nonrefundable fee due from the customer was $156,161, of which $80,000 was included in accounts receivable and $76,161, net of a $3,809 discount, was included in accounts receivable, non-current.

During the years ended December 31, 2024 and 2023, the Company recognized revenue from license fees and MGRs of $306,669 and $417,500, respectively, which is presented on the statement of operations as license and royalty revenues.

	For the Years Ended December 31,			
	2024		**2023**	
APIC[1] and VET[2] Royalties	$	306,669	$	320,000
Licensing Revenue		-		97,500
Total Revenue	$	306,669	$	417,500

---

[1] APIC stands for Autologous Protease Inhibitor Concentrate
[2] Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company's share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company's historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company's research and development expenses involves costs associated with (i) entering R&D collaboration agreements with third party contractors to manufacture and develop Cyt-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, *"Research and Development-Overall,"* research and development costs are expensed when incurred. Total research and development costs for the year ended December 31, 2024 and 2023 were $2,365,928 (net of a tax credit of $293,488 – see below) and $1,497,236, of which $1,231,357 and $157,859, respectively, was incurred by the Australian subsidiary.

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive ("RDTI") Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company's net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

During the year ended December 31, 2024, the Company applied for, and received from the Australian Taxation Office, a research and development tax credit in the amount of $293,488, which is reflected as a reduction in research and development expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended December 31,	
	2024	**2023**
Options	7,762,401	4,407,076
Convertible preferred shares	15,061,668	12,101,486
Total potentially dilutive shares	22,824,069	16,508,562

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company's policy is to account for interest and penalties relating to income taxes, if any, in "income tax expense" in its consolidated statements of operations and include accrued interest and penalties within "accrued liabilities" in its consolidated balance sheets, if applicable. For the years ended December 31, 2024 and 2023, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – "Segment Reporting", the Company's chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under "Segment Reporting" due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, which simplifies the guidance on accounting for convertible debt instruments by removing the separation models for: (1) convertible debt with a cash conversion feature; and (2) convertible instruments with a beneficial conversion feature. As a result, the Company will not separately present in equity an embedded conversion feature in such debt. Instead, we will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. We expect the elimination of these models will reduce reported interest expense and increase reported net income for the Company's convertible instruments falling under the scope of those models before the adoption of ASU 2020-06. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. ASU 2020-06 became effective for the Company on January 1, 2024. The adoption of this update did not have a material impact on the Company's consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments", which significantly changes how entities will measure credit losses for most financial assets, including accounts receivable. ASU No. 2016-13 will replace today's "incurred loss" approach with an "expected loss" model, under which companies will recognize allowances based on expected rather than incurred losses. On November 15, 2019, the FASB delayed the effective date of Topic 326 for certain small public companies and other private companies until fiscal years beginning after December 15, 2022 for SEC filers that are eligible to be smaller reporting companies under the SEC's definition, as well as private companies and not-for-profit entities. ASU 2016-13 became effective for the Company on January 1, 2023. The adoption of this update did not have a material impact on the Company's consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research ("Southern Star"), an Australian Contract Research Organization ("CRO"), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). The research and development services are expected to be completed in 2025, at which time the deposit shall be utilized to pay any remaining amounts due under the statement of work, with and any remaining deposit returned to the Company. Accordingly, the Company provided

Southern Star with a deposit of $204,754 and $204,531, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2024 and 2024, respectively.

NOTE 5 — NOTES PAYABLE

2022 Notes

During 2022, the Company issued promissory notes in the principal amount of $360,000 (collectively referred to as the "2022 Notes") with applicable interest per annum ranging from 15% to 20%.

The 2022 Notes are due at the earlier of the close of a qualified equity financing or one year from the date of the note ("Maturity Date"). Qualified equity financing is defined as when the Company issues and sells shares of its equity securities to investors prior to the Maturity Date in an equity financing of not less than $1.5 or $2.0 million. Upon Qualified equity financing, the outstanding principal amount plus interest, as if the loan were being repaid on the Maturity Date. (e.g., if the principal amount of the Note is $100,000, then upon a qualified financing the holder shall be repaid $115,000, which is inclusive of all accrued interest of 15%), would be due and payable.

During the year ended December 31, 2023, the remaining principal amount of $60,000 and accrued interest of $9,000 was repaid in cash and the remaining unamortized debt discount of $3,571 was expensed to interest expense.

As of December 31, 2024, and 2023, the outstanding principal on the 2022 Notes was $0. As of December 31, 2024 and 2023, outstanding interest on the 2022 Notes was $0.

2023 Notes

During October 31, 2023 through December 21, 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

2024 Note

On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the "2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, $28,876 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing"), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the year ended December 31, 2024 and 2023, the Company amortized $97,557 and $3,536 of debt discount to interest expense, and recognized $99,265 and $4,235 of interest expense, respectively, in the statements of operations. As of December 31, 2024 and 2023, the carrying value of the convertible notes was $0 and $176,319, net of unamortized debt discount of $0 and $68,681, respectively.

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2024, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations and there are no proceedings in which any of the Company's directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company's interest.

NOTE 7 — STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

In January 2023, 9,349 shares of Common Stock, having a fair value of $10,164, were issued to a consultant for services rendered.

In January 2024, the Company reissued 25,000 shares of Common Stock that had been previously canceled in 2023.

On May 28, 2024, the Company entered into a letter of intent to sell 1,304,348 shares of Common Stock and 1,500,000 five-year stock options to purchase shares of Common Stock at $1.15 per share in exchange for a subscription receivable of $1,500,000, which was received on July 19, 2024.

In June 2024, 18,913 shares of Common Stock, having a fair value of $19,464, were issued to a consultant for services rendered.

On December 31, 2024, and 2023, the Company had 11,589,652 and 10,241,391 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c)

6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2024, and 2023, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of December 31, 2024, and 2023, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2024 and 2023, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the year ended December 31, 2023, the Company initiated a Series C Preferred Stock Offering (the "2023 Offering") which resulted in gross proceeds of $1,695,868. The Company issued 737,334 shares of Series C Preferred Stock for $2.30 per share. The 2023 Offering generated $948,455 of proceeds, net of $120,302 for directly attributable brokerage costs and $627,111 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2023 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the "1st 2024 Offering") which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company's outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the "2nd 2024 Offering") which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

As of December 31, 2024 and 2023, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) and 5,439,376 (4,932,260 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding, respectively.

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective "Series C Purchase Price"). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 and $9,864,520 in aggregate as of December 31, 2024 and 2023, respectively). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan (the "2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan (the "2018 Plan"), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2023, the Company granted options to three board directors to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.501 per stock option, which vested 12,500 per quarter (fully vested as of December 31, 2023) and are exercisable over five years. In June 2023, the Company granted options to its Chief Executive Officer to purchase an aggregate of 434,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.515 per stock option, which vested immediately and are exercisable over five years.

In October 2023 through December 2023, debt holders were given options to purchase an aggregate of 245,000 shares of Common Stock at an exercise price of $2.30 per share that were fully vested on issuance and are exercisable over five years (see Note 5). Stock compensation expenses for non-debt related grants during the year ended December 31, 2023 was $321,427.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, or a total of $1,324,077, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a modification of the canceled options and, accordingly, the associated expense recognized is the excess of $1,120,519 of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

On December 31, 2024, the Company had options outstanding to purchase 7,762,401 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $2.30 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended December 31,	
	2024	**2023**
Expected Volatility	62.6% - 103.7%	89.6% - 97.0%
Expected Term	1.5 - 5 years	2.5 years
Risk-Free Rate	3.86% - 4.79%	4.33% - 5.07%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Intrinsic Value
Outstanding, December 31, 2022	4,359,876	$ 1.06		
Granted	829,000	$ 2.09		
Exercised	-	-		
Forfeited/Expired	(781,800)	$ 1.30		
Outstanding, December 31, 2023	4,407,076	$ 1.28		
Granted	4,718,125	$ 1.35		
Exercised	-	-		
Forfeited/Expired	(1,362,800)	$ 1.82		
Outstanding, December 31, 2024	7,762,401	$ 1.23	5.3	$ 1,335,044
Exercisable, December 31, 2024	6,521,558	$ 1.23	5.5	$ 1,335,044

The following table summarizes stock option information at December 31, 2024:

	Options Outstanding				Options Exercisable		
Exercise Price	Outstanding Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Life In Years	Exercisable Number of Options		Weighted Average Exercise Price
$0.05	800,000	$	0.05	Indefinite	800,000	$	0.05
$0.38	629,276	$	0.38	Indefinite	629,276	$	0.38
$1.00 - $1.50	4,888,125	$	1.28	7.7	3,680,615	$	1.30
$2.00	1,100,000	$	2.00	2.1	1,066,667	$	2.00
$2.30	345,000	$	2.30	3.9	345,000	$	2.30
	7,762,401	$	1.23	5.3	6,521,558	$	1.23

The aggregate intrinsic value of outstanding stock options was $1,335,044, based on options with an exercise price less than the fair value of the Company's common stock price of $1.0983 per share as of December 31, 2024, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2024 and 2023 was $1,202,051 and $321,427, respectively. As of December 31, 2024, the Company had $806,910 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 2.00 years.

NOTE 8 — INCOME TAXES

The Company's provision (benefit) for income taxes consists of the following United States federal and state components:

	For the Years Ended December 31,	
	2024	2023
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	932,623	386,566
State	193,443	107,136
	1,126,066	493,702
Change in valuation allowance	(1,126,066)	(493,702)
Income tax provision (benefit)	$ -	$ -

The deferred tax expense (benefit) is the change in the deferred tax assets and liabilities representing the tax consequences of changes in the amounts of temporary differences, net operating loss carryforwards and changes in tax rates during the year. The Company's deferred tax assets and liabilities are comprised of the following:

	December 31,	
	2024	**2023**
Deferred tax assets:		
Net operating loss carryforwards	$ 4,547,774	$ 4,068,416
Intangible assets	1,176,820	834,772
Stock based compensation	812,469	507,809
Tax credits	263,834	263,834
Total deferred tax assets	6,800,897	5,674,831
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(6,800,897)	(5,674,831)
Total deferred tax assets (liabilities)	$ -	$ -

As of December 31, 2024 and 2023, the Company had U.S. federal net operating loss carryforwards of approximately $17.9 million and $16.1 million, respectively, of which $9.4 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company's U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the "Code") imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company's net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company's net operating loss carryforwards may expire unutilized.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the "Code") Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL's would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company; it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresse7s the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company's tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company's effective tax rate are as follows:

	For the Years Ended December 31,	
	2024	**2023**
Income taxes at the US federal statutory rate	21.00%	21.00%
State tax rate, net of federal benefit	4.26%	4.34%
Other	-0.39%	0.01%
Change in valuation allowance	-24.87%	-25.35%
Income tax provision (benefit)	0.00%	0.00%

NOTE 9 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. The Company also has cash deposits in Australia, which are insured up to 250,000AUD. On December 31, 2024, and 2023, the Company's cash balances were in excess of federally insured amounts by $2,070,928 and $349,538, respectively.

Concentration of Revenues

For the year ended December 31, 2024 and 2023, the following customers accounted for more than 10% of the Company's net revenues:

	For the Year Ended December 31,	
	2024	**2023**
Customer 1	73.9%	57.5%
Customer 2	26.1%	42.5%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2024 and 2023, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

	December 31,	
	2024	**2023**
Customer 1	60.0%	100.0%
Customer 1	40.0%	-
Totals	60.0%	100.0%

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April ___, 2025, the date these financial statements were available to be issued.

On April 16, 2025, the Company closed on the first tranche of a Common Stock Offering (the "2025 Offering") which resulted in gross proceeds of $2,336,782. The Company issued 891,024 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 35%, based on predetermined schedule of the amount and timing of shares purchased. The 2025 Offering generated $1,940,518 of proceeds (net of subscriptions receivable of $130,045), net of $169,360 for directly attributable brokerage costs and $96,859 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2025 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

CERTIFICATION

I, Joey Bose, Principal Executive Officer of Cytonics Corporation, hereby certify that the financial statements of Cytonics Corporation included in this Report are true and complete in all material respects.

Joey Bose

President & CEO